Filed by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.
Commission File Number: 001-12003
Date: August 6, 2007

Yamana Gold Inc. Offer to Purchase Common Shares of Meridian Gold Inc.

Yamana Gold: (TSX: YRI) (NYSE: AUY) CUSIP: 98462Y100	Meridian Gold:(TSX: MNG) (NYSE: MDG) CUSIP: 589975101

Expiry:8:00 PM. (Toronto time) on August 27, 2007

Out-bound Script to Shareholders

Hello, my name is <insert your name>, and I’m calling to speak with < shareholder’s name > concerning his or her investment in Meridian Gold Inc. (Meridian).  Can I speak to you briefly?

IF YES	IF NO

Thank you.  Yamana Gold Inc. (Yamana) has made an offer to purchase Meridian.  For each common share you own, you would receive CAD$3.15 in cash, plus 2.235 of a Yamana Common Share.  Full details about the Offer to Purchase are outlined in the materials recently mailed to you.  Have you received your copy?  These documents can also be found online at www.sedar.com. (Canada) or www.sec.gov (U.S.)

Premium:  The Offer represents a 23.3% premium over the closing price of Meridian on the TSX on June 27, 2007, the date of the announcement of Yamana’s intention to make the Offer. The Offer also represents a premium of approximately 24.6% over the average closing price of Meridian on the TSX for the 20 trading days immediately preceding Yamana’s announcement of its intention to make the Offer.

Northern Orion Transaction: Yamana has agreed to acquire 100% of the issued and outstanding common shares of Northern Orion by way of Plan of Arrangement. The completion of the Northern Orion transaction is a condition to this Offer.  Yamana believes that the proposed business combination between Yamana, Meridian and Northern Orion will create a stronger established gold mining company generating significant cash flow. Moreover, the combined company will strengthen its competitive position and become the premier Latin American focused gold company.

You are being asked to tender your Meridian Gold shares to the Offer prior to 8PM (Toronto time) on August 27, 2007.

May I please give you our toll-free number and website address if you have any questions? Call 1-866-879-7644 or visit www.sedar.com Thank you for your time.

As Beneficial Shareholders You must tender your shares no later than 8:00 p.m. (Toronto Time) on Monday, August 27, 2007, but your broker may require your instructions well in advance of this date.  Contact your broker immediately with your instructions and assistance in tendering your shares to the Offer.

As Registered Shareholders You must be tender your shares no later than 8:00 p.m. (Toronto time) on Monday, August 27, 2007.  You would have received a pre-addressed letter of transmittal (Yellow for Non-UK Shareholders and Green for UK Shareholders).  Please complete it and deposit it with the share certificate(s) in the enclosed envelope to the Depositary (Kingsdale Shareholder Services Inc.), along with all other documents required by the instructions set out in the letter of transmittal.  Alternatively, you can complete the Notice of Guaranteed Delivery if your shares are not immediately available.

If you have any questions or require further assistance in tendering your shares, we can be reached at 1-866-879-7644.  Thank you very much for your time.  Have a nice day/night!

Answering Machine Message:

“Hello, this message is for <insert shareholder name>.  This is <insert your name>, and I’m calling concerning your investment in Meridian Gold Inc.  Recently, Yamana Gold announced a takeover bid for Meridian Gold, whereby

you would exchange your Meridian shares for CAD$3.15 in cash plus 2.235 Yamana common shares.   Details of the offer were mailed to you.  If you have any questions or require further assistance with tendering your Meridian Gold shares, please call us at 1-866-879-7644.    Thank you very much for your time.   Have a nice day/night!”

☺Remember:  Speak slowly, especially when providing a phone number.☺

Rep - please provide written comments whenever talking to shareholders